PAUL D. KLIPFEL Ph.D, AIPG

Consent and Certificate

of Professional (Qualified Person)

British Columbia Securities Commission

Pacific Centre

12th Floor, 701 West Georgia Street

Vancouver, B.C.

V7Y 1L2

Attention: Corporate Finance

Alberta Securities Commission

4 th Floor, 300 – 5th Avenue S.W.

Calgary, Alberta

T2P 3C4

Attention: Corporate Finance

TSX Venture Exchange

Suite 2700 – 650 West Georgia Street

Vancouver, B.C.

V6B 4N9

Attention: Corporate Finance and Listings

Re:  International Tower Hill Mines Ltd. (the “Issuer”)

1.

I, Paul D. Klipfel, Ph.D, AIPG (#10821), of 4861 Ramcreek Trail, Reno, Nevada, U.S.A., have prepared and am the author of the following geological reports entitled:

(a)

“Summary Report on the Livengood Project, Tolovana District, Alaska” dated June30, 2006;

(b)

“Summary Report on the Terra Gold Project, Hartman District, Alaska” dated July 5, 2006;

(c)

“Summary Report on the LMS Gold Project, Goodpaster District, Alaska” dated July 11, 2006

(collectively, the “Reports”).

2.

I hereby consent to:

(a)

 the filing of the Reports on SEDAR and in the public files with the Securities Commissions of British Columbia and Alberta and with the TSX Venture Exchange;

(b)

the use of and reliance upon the Reports for disclosure in the Issuer’s press release dated August 8, 2006 (the “Release”) and accompanying Material Change Report dated August 8, 2006 (the “MCR”);

(c)

the inclusion of extracts from, or a summary of, the Reports in the Release and the MCR; and

(d)

the use of the Reports for any and all required regulatory filings, acceptances or approvals in connection with any of the mineral properties which are the subject of the Reports.

3.

I hereby consent to the use of my name “Paul D. Klipfel” in the Release and MCR.

4.

I hereby certify that I have read the Release and the MCR and I do not have any reason to believe that there are any misrepresentations in the information derived from the Reports or that either the Release or the MCR contain any misrepresentation of the information contained in the Reports.

Dated this 8th day of August, 2006

(signed)  Paul Klipfel

[Sealed:AIPG Seal No. 10821]

Paul D. Klipfel, Ph.D., AIPG